

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com



July 10, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #136 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosures



#200, 5405 - 48th Avenue, Delta, B.C. V4K 1W6 Canada
Phone: (604) 940 - 6565 Fax: (604) 940 - 6566
www.stjudegold.com

NEWS RELEASE

" ST JUDE DISCOVERS MORE HIGH GRADE GOLD AT SOUTH BENSO CHICHIWELLI PROSPECT ACQUIRED AT BENSO "

Vancouver, July 10, 2003 - St. Jude Resources Ltd. (SJD - TSX Venture) is pleased to announce positive results from the most recent phase of drilling on the South Benso concession. The most significant of which was in hole SJB-153 that ran ***27.35 g/t Au over 20 meters***, with one high grade meter containing abundant visible gold running at 524 g/t. This hole is on the new 'G' zone discovery where previously hole SJB-123 returned ***6.9 g/t Au over 42 meters***. The new hole is 100 meters north and approximately 100 meters deeper than the previous one.

The 'G' zone is one of 11 new areas of focus for St. Jude's exploration team. These new highly prospective zones are lettered 'E' through 'N' on the map attached. The exploration team has mobilized pitting, trenching and drill crews, and are now aggressively examining extensions of the G-Zone and the 10 other new prospects. The most advanced of the new zones is 'G' followed by 'I' which have returned HQ drill core results up to ***5.45 g/t Au over 14m and 4.85 g/t Au over 16m.*** Seven of the 11 prospects are within 1km of the Subriso West and Central zones. The other 4 are within 500 meters of the Subriso East deposit. The table below sets out the significant drill results received to date from exploration drilling at the new zones.

These new gold anomalies were established by re-interpreting the local geology and geochemical results where the presence of quartz-feldspar porphyry intrusions is now known to have a significant impact on gold mineralization in the entire Subriso area.

Hole #	Dip	Azimuth	Coordinates		From - To	Interval	Grade	Zone
	Degree (-)		North (m)	East (m)	(m)	Width (m)	g/t Au	
SJB - 133	-45	90	556N	1711	51 - 54	3	2.65	G
SJB - 134	-45	90	452N	1690	17 - 18	1	1.68	G
					22 - 23	1	2.54	G
					53 - 60	7	1.03	G
					87 - 108	21	1.19	G
SJB - 135	-45	90	602N	1733	**60 - 65**	**5**	**1.17**	**G**
SJB - 138	**-45**	**90**	**603N**	**1758W**	**95 - 104**	**9**	**2.29**	**G**
SJB - 152	-45	90	602N	1707E	35 - 41	6	1.98	G
					48 - 56	8	1.87	G
					63 - 64	1	23.1	G
SJB - 153	**-45**	**90**	**602N**	**1783W**	**120 - 140**	**20**	**27.35**	**G**
Incl.					120 - 121	1	524	G
SJB - 144	-45	40	114N	1866W	93 - 95.2	2.2	1.14	H
SJB - 145	-45	40	149N	1904W	118 - 119	1	2.62	H

					135 - 136	1	1.85	H
					142 - 143	1	1.24	H
SJB - 146	-45	40	172N	1884W	91 - 101	10	1.21	H
SJB - 136	-45	90	404N	1748	38 - 54	16	1.68	I
SJB - 137	**-45**	**90**	**404S**	**1773w**	**53 - 67**	**14**	**3.78**	**I**
SJB - 139	-45	90	379S	1772W	23 - 26	3	1.25	I
					44 - 50	6	1.63	I
					62 - 67	5	1.89	I
SJB - 154	-45	90	439S	1774W	5 - 18	13	1.26	I
					25 - 27	2	1.95	I
					47 - 51	4	0.79	I
					56 - 72	**16**	**4.85**	**I**
SJB - 156	-45	90	379S	1792W	21 - 26	5	1.01	I
					53 - 65	12	0.79	I
					100 - 112	12	0.69	I
SJB - 157	-45	90	454S	1774W	20 - 22	2	3.52	I
					46 - 60	**14**	**5.45**	**I**
SJB - 140	-45	90	710S	1848N	53 - 54	1	1.34	J
					58 - 59	1	3.81	J
					72 - 73	I	1.46	J
SJB - 141	-45	90	748S	1952W	45 - 46	I	6.35	J
					61 - 62	1	1.38	J
					69 - 70	I	2.3	J
					72 - 73	1	1.08	J
SJB - 142	-45	90	752S	1894W	22 - 23	1	2.58	J
					41 - 47	1	1.71	J
SJB - 147	-45	90	300S	1850W	1 - 32	31	0.61	I
SJB - 149	-45	90	725S	1920W	39 - 40	1	1.14	J
					65 - 66	1	1.1	J
SJB - 150	-45	90	700S	1920W	31 - 33	2	1.58	J
SJB - 132	-45	90	615N	1500	16 - 17	1	6.75	N

St. Jude's exploration is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the Qualified Person responsible for the design and management of the drill program.

THE NEW CHICHIWELLI PROSPECT AREA

St. Jude is pleased to announce that our agreement with Fairstar Explorations Inc. (FFR) has been amended to now include the Chichiwelli prospect. This prospective Northern Block of the Benso Concession is over 14 sq. km in area. Until this amendment, the Chichiwelli prospect was excluded and had been retained by FFR. As a result, St. Jude is now earning a 60.125% interest in the entire Benso concession, which now consists of 3 Blocks named Amantin, Subriso and Chichiwelli. St. Jude is earning its interest by carrying out sufficient exploration work to generate a feasibility report (as defined by our agreement) on or before January 1, 2007.

The Chichiwelli prospect area is located north of the Subriso deposits (see attached map), and almost 25km due east of Tarkwa in the Western Region of Ghana. The area is the site of ancient artisanal gold production and was intensively prospected in the early 1900's and again, in the 1920's and 1930's. In the late 1980's, BHP held a very large prospecting concession over much of the southern portion of the Ashanti Belt, including the Chichiwelli, Subriso and Amantin areas. Their regional soil geochemical program revealed a **prominent gold-in-soil anomaly over 1km long** within the Chichiwelli area.

Subsequent follow up work by BHP included drilling 12 diamond core holes (1,711meters) over a strike length of approximately 1.5km. Drilling at the south end of the soil anomaly revealed quite significant gold mineralization associated with zones of intense shearing (mylonites), which are highly silicified and contain significant pyrite and pyrrhotite. The host rocks for the mineralization appear to be mainly Birimian metasediments and metavolcaniclastics.

The southernmost drill hole (BHP-CDDH4) intersected a **30-meter zone** of mineralization containing visible gold at several intervals. This includes **6.1 g/t Au over 3.6m, 6.15 g/t Au over 1.8m, and 8.5 g/t Au over 1.3m**. A second drill hole approximately 200m to the north revealed similar mineralization with visible gold, but over a narrower zone (about 10m core interval). **This zone includes a 5m section grading 13.11 g/t Au**.

Based on the extensive work that St. Jude has done immediately to the south (Subriso area), as well as on the Hwini-Butre property, the company is very encouraged by the BHP results. Similarities in the styles of mineralization (intense shearing, silicification, abundant sulphides and visible gold) between the Subriso and Chichiwelli areas are quite striking. Both areas also feature important north trending regional structures, which appear to be closely associated with major gold deposits (Damang, Wassa-Satellite, Dabokrom, Adoikrom, and Subriso) and there are many crosscutting fracture systems that may also play a significant role in localizing gold mineralization. St. Jude is planning to undertake an exploration program at Chichiwelli that will hopefully identify similar zones of mineralization to those currently being explored on the nearby Subriso block of the Benso concession.

St. Jude is a leading West Africa explorer focused on the discovery and development of gold deposits amenable to low cost mining. The company's three advanced-stage projects namely, Hwini-Butre, South Benso and Goulagou, cover over 120 square miles of one of the richest and most productive gold bearing belts in the world. With an expanding gold resource, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth for the remainder of 2003.

ST. JUDE RESOURCES LTD.
PER:



MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com

Benso Consession

Drilling Highlights		
Subriso East	Subriso West	Subriso Central
10m of 14.49 g/t	14m of 10.29 g/t	10m of 14.87 g/t
9m of 15.96 g/t	36m of 7.16 g/t	15m of 10.02 g/t
9m of 11.84 g/t	29m of 9.42 g/t	12m of 78.71 g/t

Deposits (Resource Pending)

Prospects


Chichiwelli


Subriso
West
Central
East
G Zone
I Zone
F
E
M
N
G
H
K
C
L
I
J
D

New Discoverys	
G Zone	I Zone
42m of 6.9 g/t	16m of 4 65 g/t
20m of 27.35 g/t	14m of 5.45 g/t


Benso
Rail Road
Amantin


N
St. Jude